                                                                    EXHIBIT 99.1

Mr. Keneath Chen                                Haris Tajyar
Capital Operation Department                    FRB/BSMG
Qiao Xing Universal Telephone, Inc.             11755 Wilshire Blvd., Suite 2100
Huizhou, Guangdong, P.R.C.                      Los Angeles, CA 90025
http:\\www.qiaoxing.com                         Direct:  310-996-7462
E-mail: qxxiao@pub.huizhou.gd.cn                Fax:     310-966-5506
Tel: (011) 86-752-2820268                       E-mail: htajyar@bsmg.com
Fax: (011) 86-752-2820260

FOR IMMEDIATE RELEASE
JULY 16, 2001

                QIAO XING UNIVERSAL TELEPHONE, INC. EXPECTS SALES
                 GROWTH DUE TO RECENT GOVERNMENTAL POLICY CHANGE

                CHINESE GOVERNMENT ELIMINATES INITIAL APPLICATION
                      FEE FOR LANDLINE AND CELL PHONE USERS

HUIZHOU, CHINA (JULY 16 , 2001) -- Qiao Xing Universal Telephone, Inc. (NASDAQ
NMS: XING), the second largest telephone manufacturer and marketer in China, today announced that it expects accelerated sales growth as a result of the Chinese government's recently-passed policy towards telecommunications service charges.

On June 30, 2001, the Finance Ministry and the Ministry of Information Industry of China announced that beginning July 1, 2001, all initial application fees for landline and mobile telephone users would be eliminated. Prior to this announcement, the initial subscription fees for a landline telephone line ranged between 600-1000RMB, or approximately US$70-US$120. This fee equates to approximately ten times the price of a typical Qiao Xing telephone.

Commented Qiao Xing Universal Telephone, Inc. Chairman Mr. Rui Lin Wu, "The primary obstacle blocking increased telephone usage by Chinese families is not the actual retail price of the equipment but certain governmental charges such as the initial application fee. Accordingly, we applaud the Chinese government's decision to lift this particular fee as well as their overall progress in further developing China's telecommunications industry. As the second largest telephone manufacturer in China, we believe this policy change coupled with an improving Chinese economy will accelerate Qiao Xing's sales growth in the coming years."

According to the China Statistics Bureau, the average monthly income for a Chinese family member last year was approximately 600RMB (USD$70). Low monthly income and high costs associated with receiving telephone service have resulted in a telephone/resident ratio of only 20% in China. However, with recent policy changes such as the elimination of the country's application fee and a healthier domestic economy, China expects the total number of new telephone users to grow significantly over the next few years and reach over 230 million people by 2005.

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.